UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from              to

Commission File No: 1-6926

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

c/o Human Resources

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

Items 1 through 3; Not required; see Item 4 below.

Item 4. Financial Statements and Exhibits.

a)	Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits—December 31, 2007 and 2006

Statements of Changes in Net Assets Available for Benefits—Years ended December 31, 2007 and 2006

Notes to Financial Statements

Supplemental Schedule

Schedule H , Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2007

b)	Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereto duly authorized.

Bard Employees’ Savings Trust 401(k) Plan (Name of Plan)

By:	/s/ Todd C. Schermerhorn
Todd C. Schermerhorn
Senior Vice President and Chief Financial Officer

Dated: June 27, 2008

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Retirement Committee

Bard Employees’ Savings Trust 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bard Employees’ Savings Trust 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Short Hills, New Jersey
June 27, 2008

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments at fair value (Note 3)	$340,125,089	$313,114,954
Loans to participants	4,833,689	4,846,151

Total investments	344,958,778	317,961,105

Receivables:
Participants’ contributions	563,092	516,788
Employer’s contributions, net of forfeitures	294,617	—

Total receivables	857,709	516,788

Net assets available for benefits at fair value	345,816,487	318,477,893
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(307,790)	348,368

Net assets available for benefits	$345,508,697	$318,826,261

See accompanying notes to financial statements

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Investment income:
Interest and dividend income	$9,895,620	$8,038,695
Interest income, participant loans	332,474	266,620
Net appreciation in fair value of investments (Note 3)	20,042,659	38,894,529

	30,270,753	47,199,844

Contributions:
Employer and other transfers, net of forfeitures	7,741,390	6,896,489
Participants	21,646,969	20,288,480

	29,388,359	27,184,969

Total additions	59,659,112	74,384,813

Deductions:
Payment of benefits	32,976,676	22,055,993

Net increase	26,682,436	52,328,820
Net assets available for benefits:
Beginning of year	318,826,261	266,497,441

End of year	$345,508,697	$318,826,261

See accompanying notes to financial statements

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

(1)	Plan Description

The following brief description of the Bard Employees’ Savings Trust 401(k) Plan (the Plan) is provided for general information purposes. Participants of the Plan should refer to the plan document for more detailed and complete information.

(a)	Background

The Plan is a defined contribution plan for which contributions are made by C. R. Bard, Inc. (the Company) and plan participants. All domestic employees of the Company not covered by a collective bargaining agreement who have been scheduled for 1,000 hours of service are eligible to participate in the Plan. Effective January 1, 1998, Company matching contributions associated with the Bard Common Stock Fund were designated as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the Code). The Bard Common Stock Fund invests primarily in qualifying employer securities.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as the minimum standards for participation and vesting. The Plan is not however, subject to ERISA’s minimum funding standards, nor are benefits under the Plan eligible for termination issuance provided by the Pension Benefit Guaranty Corporation.

(b)	Contributions

Plan participants may elect to make tax deferred contributions through payroll deductions between 1% and 25% of their compensation, as defined by the Plan subject to the annual Internal Revenue Code (IRC) section 402(g) limit on elective deferrals of $15,000 and $15,500 in 2006 and 2007, respectively. Compensation eligible for contributions to the Plan includes base pay, overtime and commissions. The Company matches 100% of participants’ first 3% of compensation contributed to the Plan and 50% of the next 1% of compensation contributed to the Plan.

All employee contributions are fully vested and nonforfeitable. Participants may transfer or redirect their contributions each day that the New York Stock Exchange is open for business. Prior to February 2006, Company contributions were initially invested solely in the Bard Common Stock Fund and were made in cash or Company stock. Effective February 1, 2006, a Plan amendment was made to allow participants to separately direct the investment of the Company contributions. If no separate direction is made, Company contributions are invested in the same manner as a participant’s pre-tax elections, until such time as a participant directs them to be invested differently.

The Company may elect, at its discretion, to make additional matching contributions. However, matching contributions (when aggregated with elective deferral contributions) are not to exceed the maximum tax deductible amount, in accordance with current federal tax regulations. As of December 31, 2007, participants may direct their contributions to be invested in any of the following investment funds:

Vanguard 500 Index Fund – Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor’s 500 Composite Stock Price index, a widely recognized benchmark of U.S. stock market performance.

Vanguard International Growth Fund – Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

Vanguard LifeStrategy Conservative Growth Fund – Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund’s asset allocation is expected to be approximately 40% stocks, 40% bonds, and 20% cash investments.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

Vanguard LifeStrategy Growth Fund – Seeks to provide long-term growth of capital by investing in four other Vanguard funds; a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund’s asset allocation is expected to be approximately 80% stocks and 20% bonds.

Vanguard LifeStrategy Moderate Growth Fund – Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund’s asset allocation is expected to be approximately 60% stocks, and 40% bonds.

Vanguard Mid-Cap Index Fund – Seeks to track the investment returns of the MSCI US Mid Cap 450 Index, which measures the performance of the stocks of a broadly diversified index of medium-sized U.S. companies. This fund provides a way to match the performance of companies with market capitalizations of $1.5 billion to $13 billion.

Vanguard Prime Money Market Fund – Seeks to provide current income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

Vanguard PRIMECAP Fund – Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

Vanguard Small-Cap Index Fund – Seeks to track the investment returns of the MSCI US Small Cap 1750 Index, which measures the performance of the stocks of a broadly diversified index of smaller U.S. companies.

Vanguard Total Bond Market Index Fund – Seeks to provide a high level of interest income by attempting to match the performance of the Lehman U.S. Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

Vanguard Wellington Fund – Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

Vanguard Retirement Savings Trust – Seeks to provide current income and a stable share price of $1 by investing in investment contracts issued by insurance companies, banks, or other financial institutions.

Bard Common Stock Fund – Seeks to provide the potential for long-term growth through increases in the value of the Company’s stock and reinvestment of its dividends.

Effective April 1, 2008, the Plan was amended to include the Vanguard Target Retirement Funds as a qualified default investment alternative in order to comply with ERISA Section 404(c) as amended by the Pension Protection Act of 2006. In addition, the Plan was amended to increase the maximum allowable pre-tax contribution percentage by participants from 25% to 50%.

(c)	Forfeitures

In 2007, employer contributions were reduced by $1,022,559 from forfeited nonvested accounts. Total assets of the Plan as of December 31, 2007 included forfeited nonvested amounts totaling $211,924. These amounts will be used to reduce future Company matching contributions.

In 2006, employer contributions were reduced by $1,206,529 from forfeited nonvested accounts. Total assets of the Plan as of December 31, 2006 included forfeited nonvested amounts totaling $321,616.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

(d)	Vesting

Participants are vested in the Company’s matching contribution as follows:

Years of Service	% vested
Under 2	0
2 but < 3	25
3 but < 4	50
4 but < 5	75
5 or more	100

(e)	Loans to Plan Participants

Under the terms of the Plan, participants may borrow from their account balances with interest charged at the prime rate plus 1%, determined on January 1 of each Plan year. A participant may borrow up to one-half of their vested account balance, limited to $50,000. The loan must be repaid pursuant to a fixed payment schedule not to exceed five years from the date of the loan, unless such loan is for the purchase of a primary residence, in which case the loan may be repaid within fifteen years.

(f)	Income Allocations

Investment income for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

(g)	Distributions

Participants will receive the full amount of their vested account balance when one of the following events occurs; normal retirement, termination of service, death or disability. Early withdrawals are permitted at the participant’s request after attainment of age 59 1/2. Certain hardship withdrawals are also permitted. Distributions may be made in a lump sum payment or in a series of installments over three to ten years.

(h)	Excess Participant Contribution Payable

The Plan passed all nondiscrimination tests for the year ended December 31, 2007.

The Plan failed certain Internal Revenue Service (IRS) nondiscrimination tests for the year ended December 31, 2006. In order to address the 2006 failure and to eliminate potential future discrimination with respect to participant elective contributions or employer matching contributions, the Company’s Retirement Committee amended the Plan in 2007 to allow qualified nonelective contributions. These qualified nonelective contributions were allocated to a limited number of nonhighly compensated employees in order to correct the discrimination failure noted above. In 2007, a qualified nonelective contribution of approximately $387.00 was made to address the 2006 failure.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management and the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

(b)	Valuation of Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year-end. Equities are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid price. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade date basis.

The market value of the Bard Common Stock Fund is not equal to the market value of the underlying shares of stock in the stock fund due to the cash portion of the fund and the timing of transactions posting.

The contract value of investment contracts generally approximates fair value and represents initial deposits, plus contributions and interest, less benefit payments. Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by the plan participants at contract value.

(c)	Plan Administration

Under a trust agreement dated January 1, 1998, Vanguard Fiduciary Trust Company (“Vanguard”) is the appointed trustee of the Plan and administers the Plan’s assets together with the income therefrom. All expenses incurred for the Plan by the trustee and the Company may be either paid by the Company or from the assets of the Plan. Substantially all expenses of the Plan have been paid by the Company in 2007 and 2006.

(d)	Basis of Accounting

Accounting records maintained by the trustee are on the accrual basis of accounting.

(e)	Tax Status

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated December 4, 2001, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

(f)	Payments of Benefits

Benefits are recorded when paid.

(g)	Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities including the Company’s common stock (approximately 35% of net assets available for benefits at December 31, 2007). Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. A discussion of risks and uncertainties associated with the Company’s common stock is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2007.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

(h)	New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective as of the beginning of the Plan’s 2008 fiscal year, with the exception of certain positions deferred until 2009. The impact of this standard on the Plan’s financial statements is not expected to be material in 2008.

(3)	Investments

At December 31, 2007 and 2006, the Plan’s assets were allocated among various investment funds.

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006 at fair value.

	2007	2006
Vanguard 500 Index Fund, 404,814 and 409,235 units, respectively	$54,710,552	$53,442,046
Vanguard International Growth Fund, 853,388 and 589,278 units, respectively	21,181,092	14,060,166
Bard Common Stock Fund, 2,013,295 and 2,293,097 units, respectively	119,811,171	119,585,017
Vanguard PRIMECAP Fund, 390,765 and 385,728 units, respectively	28,154,641	26,595,946
Vanguard Retirement Savings Trust, 40,370,369 and 36,551,321 units, respectively	40,678,159	36,202,953

The Plan’s investments (including realized and unrealized gains and losses) appreciated in value as follows:

	2007	2006
Bard common stock	$15,012,616	$26,171,050
Mutual funds and collective trusts	5,030,043	12,723,479

	$20,042,659	$38,894,529

(4)	Related-Party Transactions

Certain Plan investments are shares of mutual funds and collective trusts managed by Vanguard. These transactions are considered party-in-interest transactions. Additionally, Vanguard acts as the trustee and record keeper for the Plan.

At December 31, 2007 and 2006, the Plan had outstanding loans to participants of $4,833,689 and $4,846,151, respectively. These transactions are considered parties-in-interest transactions.

At December 31, 2007, the Plan held Bard common stock valued at $119,811,171. At December 31, 2006, the Plan held Bard common stock valued at $119,585,017. During the year ended December 31, 2007, the Plan purchased Bard common stock with a market value of $7,913,631. During the year ended December 31, 2006, the Plan purchased Bard common stock with a market value of $9,565,901.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

(6)	Nonparticipant-Directed Investments

Prior to February 2006, nonparticipant-directed Company contributions were initially invested solely in the Bard Common Stock Fund and were made in cash or Company common stock. Effective February 1, 2006, a Plan amendment was made to allow participants to separately direct the investments of the Company contributions. The nonparticipant-directed Company contributions during the month of January 2006 did not meet disclosure requirements. Under the amended Plan, if no separate direction is made, Company contributions are invested in the same manner as a participant’s pre-tax elections, until such time as a participant directs them to be invested differently.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest collateral, par or maturity value	(d)	(e) Current Value
*	Vanguard 500 Index Fund	Registered Investment Company	**	$54,710,551.68
*	Vanguard Int’l Growth Fund	Registered Investment Company	**	21,181,091.92
*	Vanguard LifeSt Conserv Growth	Registered Investment Company	**	2,923,297.98
*	Vanguard LifeSt Growth Fund	Registered Investment Company	**	9,059,341.00
*	Vanguard LifeSt Mod Growth	Registered Investment Company	**	6,585,636.91
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	**	14,666,833.62
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	28,154,641.23
*	Vanguard Prime Money Mkt Fund	Registered Investment Company	**	6,995,932.91
*	Vanguard Sm-Cap Index Inv Fund	Registered Investment Company	**	10,467,455.55
*	Vanguard Total Bond Mkt Index Fund	Registered Investment Company	**	11,285,471.99
*	Vanguard Wellington Fund	Registered Investment Company	**	13,605,503.55
*	Vanguard Retirement Savings Trust Fund	Common/Collective Trust	**	40,370,369.02
*	Bard Common Stock Fund	Company Stock Fund	**	119,811,171.40
*	Participant Loans	Interest rate range 5% - 10.5% Maturity date range from 1/2008 - 12/2022	**	4,833,688.93

	Total assets held for investment purposes			$344,650,987.69

*	Party-in-Interest
**	Cost information omitted for fully-participant directed investments

INDEX TO EXHIBITS

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm